**SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

DECEMBER 31, 2015

ARBOR COURT CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net Capital

Total members' equity from statement of financial condition	$ 216,052
Less: Non-allowable assets:	
Prepaid Expenses	(20,621)
Accounts receivable	(18,459)
Fixed Assets	-
Goodwill	(22,500)
	(61,580)
Net Capital	154,472
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	3,544
Computation of Basic Net Capital Requirement -	
6 2/3% of Aggregate Indebtedness	$ 236
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 149,472
Excess Net Capital at 1,000%	$ 154,118
Ratio of Aggregate Indebtedness to Net Capital	2.3%

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2015, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I Computation is not required as there are no material differences